Incorporation of Shinhan Bank Japan into Shinhan Financial Group

On September 10, 2009, “Shinhan Bank Japan” joined Shinhan Financial Group (“SFG”) as an indirect subsidiary. “Shinhan Bank Japan” is a wholly-owned overseas subsidiary of Shinhan Bank, a bank subsidiary of SFG, with a paid-in capital of JPY 20 billion (KRW 266.2 billion).